December 19, 2024

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Lisa Larkin & Ms. Lauren Hamilton

Re:	KKR Income Opportunities Fund (the “Registrant” or the “Acquiring Fund”)

(File Nos. 333-282587 and 811-22543)

Dear Mses. Larkin and Hamilton:

This letter responds to comments that Ms. Larkin and Ms. Melissa McDonough conveyed to Brooke Clark via telephone on December 11, 2024, and December 13, 2024, respectively, in connection with your review of the Pre-Effective Amendment No. 1 to the Registrant’s registration statement filed on Form N-14 with the Securities and Exchange Commission (“SEC”) on December 6, 2024 (the “Registration Statement”). We submitted a response letter on the Registrant’s behalf on November 25, 2024, responding to the Staff’s initial comments on the registration statement filed on behalf of the Acquiring Fund on October 10, 2024 (the “Prior Letter”). The comments of the SEC staff (the “Staff”), followed by the Acquiring Fund’s responses, are set forth below. Capitalized terms not defined herein have the meanings provided in the Registration Statement.

Comment 1. Please clarify in footnote 6 to the “Fees and Expenses” table who can terminate the Management Fee Waiver Agreement. Please file the Management Fee Waiver Agreement as an exhibit to the Registration Statement.

Response 1. The Registrant will file the Management Fee Waiver Agreement as an exhibit to the Registration Statement. The Registrant will add the following to footnote 6 to the “Fees and Expenses” table in the final Proxy Statement/Prospectus to be filed pursuant to Rule 424 under the Securities Act of 1933 (the “Final Proxy Statement/Prospectus”):

“The Management Fee Waiver Agreement can be terminated by the Acquiring Fund Board upon providing thirty days written notice to the Acquiring Fund Manager.”

Comment 2. Please supplementally explain how the Registrant has satisfied the requirements of Item 4.3 of Form N-2, which instructs the Registrant to prepare the senior securities tables in accordance with Instruction 8 to Item 4.1 of Form N-2.

Response 2. The Registrant respectfully notes that the borrowing reflected in the “Senior Securities of the Acquired Fund” table (the “Senior Securities Table”) that was included in Pre-Effective Amendment No. 1 to the Registration Statement is not a senior security, as that term is defined in Section 18 of the Investment Company Act of 1940 (the “1940 Act”) and, therefore, that the Senior Securities Table should not have been included in Pre-Effective Amendment No. 1 to the Registration Statement. Specifically, Section 18(g) of the 1940 Act provides, in relevant part, that the term “senior security” does not include a “promissory note or other evidence of indebtedness in any case where such a loan is for temporary purposes only and in an amount not exceeding five per centum of the value of the total assets of the issuer at the time when the loan is made. A loan shall be presumed to be for temporary purposes if it is repaid within 60 days and is not extended or renewed.” Item 4.3 of Form N-2 requires a registrant to include a table disclosing information about each class of senior securities of the Fund as of the end of the last ten fiscal years. Instruction 8 to Item 4.1 of Form N-2 requires that that table be audited. A registrant that has not had a class of senior securities outstanding as of the end of its last fiscal years is not required to include a Senior Securities Table in its registration statement.

The only borrowing that was reflected in the Senior Securities Table included in Pre-Effective Amendment No. 1 to the Registration Statement (1) was in an amount totaling less than 5% of the Acquired Fund’s assets and (2) was outstanding for a period of only twenty-three days and, therefore, is presumed to have been for temporary pursuant to Section 18(g). Accordingly, this borrowing was not a “senior security” as defined in Section 18.

Because the Acquired Fund has held no senior securities for the most recent ten fiscal year ends (and the most recent semi-annual period end), the Fund respectfully submits that the Senior Securities Table is not required to be included in the Registration Statement, pursuant to Item 4.3 of Form N-2 and will be removed in the Final Proxy Statement/Prospectus. As a result, no additional audit by the Acquired Fund’s auditor is required and no additional audit opinion needs to be issued.

Comment 3. Regarding Comment 8 of the Prior Letter, please supplementally confirm there will be no realized gain or loss associated with the Reorganization that will need to be separately disclosed within the Financial Highlights.

Response 3. The Registrant confirms there will be no realized gain or loss associated with the Reorganization that will need to be separately disclosed within the Financial Highlights.

Comment 4. With respect to the question “How are the Stock Consideration and the Cash Consideration determined?” in the Questions and Answers section, please either confirm the use of information as of August 30, 2024, or please revise accordingly.

Response 4. The Acquiring Fund will revise the answer in the Final Proxy Statement/Prospectus as follows:

“For illustrative purposes, if the NAV per share of the Acquired Fund as of ~~August 30, 2024~~October 31, 2024, was the NAV on the business day prior to closing of the Reorganization, then the Acquired Fund common stockholders who elect Cash Consideration would receive approximately $17.~~65~~36 for each share of the Acquired Fund, subject to proration.”

Comment 5. Please add a footnote to the “Senior Securities of the Acquired Fund” table that states that the data for the period ended September 30, 2024, is unaudited.

Response 5. The Registrant will revise the disclosure in the Final Proxy Statement/Prospectus accordingly.

Comment 6. Please add disclosure that states the capitalization table is unaudited.

Response 6. The Registrant will add the following disclosure Final Proxy Statement/Prospectus to the capitalization table:

“The table below sets forth the capitalization of the Acquired Fund and the Acquiring Fund as of October 31, 2024, and the pro forma capitalization of the Combined Fund as if the Reorganization had occurred on that date, assuming the maximum aggregate amount of Cash Consideration is elected. The data in this table is unaudited.”

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 202.261.3386 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld
William J. Bielefeld